FOR IMMEDIATE RELEASE

Contact: Robinson Nugent, Inc.                    Contact: Mary C. Auvin, 3M
Name:    Bob Knabel                                      Phone: 651/736-2597
Address: 800 E. 8th Street                                 FAX: 651/575-0616
         P.O. Box 1208                               E-mail: mcauvin@mmm.com
         New Albany, IN  47151
Tel:     812-941-3501


 3M TO ACQUIRE ELECTRONIC INTERCONNECT MANUFACTURER ROBINSON NUGENT, INC.

AUSTIN, TEXAS & NEW ALBANY, IND. - October 3, 2000 - 3M (NYSE: MMM) and Robinson Nugent, Inc. (NASDAQ: RNIC) announced today that they have entered into a definitive merger agreement under which 3M will acquire Robinson Nugent, Inc., a New Albany, Indiana-based manufacturer of electronic interconnect products for approximately $115 million, including the assumption of debt. The merger is structured as a tax-free, stock-for-stock transaction, in which each outstanding Robinson Nugent, Inc. common share will be exchanged for $19.00 of 3M common stock, subject to certain collar provisions.

The transaction has been approved by the boards of directors of both companies and is subject to approval by the shareholders of Robinson Nugent, Inc., customary closing conditions, and regulatory reviews. The transaction is expected to close in late 2000 or in early 2001. Upon completion of the merger, Robinson Nugent, Inc., will become a wholly owned subsidiary of 3M.

3M also entered into a voting and stock option agreement with four Robinson Nugent, Inc. stockholders, owning approximately 31% of the outstanding Robinson Nugent, Inc. common shares on a fully diluted basis, under which the shareholders have agreed to vote their shares in favor of the merger and 3M has the option in certain circumstances to acquire the shares for cash at $19 per share.

John K. Woodworth, general manager, 3M Interconnect Solutions Division, said, "Robinson Nugent is an innovative company with talented people and fast growing, quality products. This acquisition broadens our product base by giving us higher speed copper interconnects, complements our customer relationships, and fits into our strategy to expand further in the telecommunications sector. Further, we believe we will realize additional synergies between our technology and product platforms, as well as our customer bases and cultures. We're enthusiastic about the prospects of joining forces with Robinson Nugent and successfully growing this business."

"We're delighted to be linking up with 3M, " said Patrick Duffy, chairman of the board, Robinson Nugent, Inc.. "We believe this transaction will create value for shareholders and customers of both companies. Our products and technological expertise, and our track record at innovation, when combined with those of 3M, will open a whole new realm of possibilities. I wish to assure our customers that there will be no disruption in service during this transition and that the combined resources of 3M and Robinson Nugent should strengthen opportunities to work together in the future."

TRANSACTION TERMS

The number of shares of 3M Common Stock to be issued to Robinson Nugent, Inc. shareholders will fluctuate within a collar so that Robinson Nugent shareholders receive, for each share, $19.00 worth of 3M Common Stock if the average closing trading price of 3M Common Stock is between $82 and $100 per share, as described in the merger agreement. The exchange ratio outside the collar will be fixed. The transaction will be accounted for as a purchase.

ABOUT THE 3M INTERCONNECT SOLUTIONS DIVISION

3M formed the Interconnect Solutions Division in February 2000 to focus on the electronic interconnect business. The 3M Interconnect Solutions Division designs, manufactures, and markets electronic interconnect solutions primarily for computers, telecommunications equipment, and test equipment. Products and services cover a wide range of copper and fiber connectors, cables, and cable/connector assemblies.

ABOUT 3M

3M is a $16 billion diversified manufacturing and technology company with operations in more than 60 countries. Headquartered in St. Paul, Minnesota, 3M makes a wide variety of products serving customers in dozens of markets, including industrial, consumer and office, electronics, telecommunications, health care, transportation safety and automotive. 3M is traded on the New York, Chicago, Pacific and Swiss stock exchanges under the symbol MMM. It is one of the 30 stocks that make up the Dow Jones Industrial Average and also is a component of the Standard & Poor's 500 Index. Additional information about the company is available on the Internet at www.3M.com.

ABOUT ROBINSON NUGENT, INC.

Robinson Nugent, Inc. is a global company with 849 employees at nine locations in eight countries. For the year ended June 2000, it had annual revenue of $93 million. Robinson Nugent designs, manufactures, and markets electronic connectors, integrated circuit sockets and cable assemblies. Its products are sold throughout the world for use by manufacturers of computers, telecommunications equipment and industrial controls, and a wide variety of other products to interconnect components of electronic systems.

ADDITIONAL INFORMATION

SHAREHOLDERS OF ROBINSON NUGENT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT 3M, ROBINSON NUGENT, INC. AND THE ACQUISITION AND ABOUT PERSONS SOLICITING PROXIES IN THE ACQUISITION, INCLUDING OFFICERS AND DIRECTORS OF ROBINSON NUGENT, INC., AND THEIR INTEREST IN THE ACQUISITION.

After it is filed with the SEC, investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov). A proxy statement/prospectus with respect to the proposed merger will also be made available for free to -------------------- Robinson Nugent, Inc. stockholders by Robinson Nugent, Inc. and 3M.

3M and Robinson Nugent, Inc. also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

NOTE ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that reflect current views and estimates of 3M's management and Robinson Nugent, Inc.'s management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could produce significantly different results.